ADP BROKER-DEALER, INC.
(A Wholly Owned Subsidiary of
ADP Atlantic, LLC)
(S.E.C. I.D. No. 8-47885)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
AS OF AND FOR THE YEAR ENDED JUNE 30, 2022, AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * *

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

SEC FILE NUMBER
8-47885

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING REPORT _____ July 1, 2021_ AND ENDING _____ June 30, 2022
                                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **ADP Broker-Dealer, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 ADP Boulevard
(No. and Street)

Roseland	New Jersey	07068
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Patricia Barrenechea   973-404-4168
                                                          (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	New York	10112-0015
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, James Blake, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ADP Broker-Dealer, Inc. as of June 30, 2022, is true and correct. I further swear (or affirm) that neither ADP Broker-Dealer, Inc. nor any partner, officer, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



James Blake
President, ADP Broker-Dealer, Inc.

Notary Public

8/23/2022
Date



This filing** contains (check all applicable boxes):

x (a) Statement of financial condition.

x (b) Notes to consolidated statement of financial condition.

x (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

x (d) Statement of cash flows.

x(e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

x (g) Notes to consolidated financial statements.

x (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

x (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

x (t) Independent public accountant's report based on an examination of the statement of financial condition.

x (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

x (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

x (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

x (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable

ADP BROKER-DEALER, INC.
(A Wholly Owned Subsidiary of ADP Atlantic, LLC)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2022

ASSETS

Cash	$	86,367,880
Service fee receivable - net of allowance for bad debt of $ 75,825		23,227,573
Other assets		1,072,939
TOTAL ASSETS	$	110,668,392

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Payable to Affiliate	$	17,640,411
Taxes payable to Affiliate		24,458,395
Accrued expenses and other liabilities		276,299
Total liabilities		42,375,105
STOCKHOLDER'S EQUITY:		
Common stock, $1,000 par value - 100 shares authorized and outstanding		100,000
Paid-in capital		24,713,758
Retained earnings		43,479,529
Total stockholder's equity		68,293,287
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	110,668,392

See notes to financial statements.

ADP BROKER-DEALER, INC.
(A Wholly Owned Subsidiary of ADP Atlantic, LLC)

STATEMENT OF INCOME
FOR THE FISCAL YEAR ENDED JUNE 30, 2022

REVENUE -- Service fees	$	162,444,717
INCOME – Interest		97,211
EXPENSES:		
Management service fees		61,756,091
Professional and other fees		3,007,996
Bad debt expense		59,330
Total expenses		64,823,417
INCOME BEFORE PROVISION FOR INCOME TAXES		97,718,511
PROVISION FOR INCOME TAXES		24,443,526
NET INCOME	$	73,274,985

See notes to financial statements.

ADP BROKER-DEALER, INC.
(A Wholly Owned Subsidiary of ADP Atlantic, LLC)

STATEMENT OF CASH FLOWS
FOR THE FISCAL YEAR ENDED June 30, 2022

OPERATING ACTIVITIES:

Net income:	$	73,274,985

Adjustments to reconcile net income to cash flows provided by (used in) operating activities:

Noncash items included in net income:

Bad debt expense		59,330
Deferred tax expense		(14,869)
(Increase) decrease in operating assets:		
Service fee receivable		2,592,635
Other assets		(33,501)
Increase (decrease) in operating liabilities:		
Payable to Affiliate		503,485
Taxes payable to Affiliate		(427,176)
Accrued expenses and other liabilities		57,166
Net cash provided by (used in) operating activities	$	76,012,055

FINANCING ACTIVITIES:

Dividends paid to Parent		(75,000,000)
Net cash used in financing activities	$	(75,000,000)

NET INCREASE IN CASH		1,012,055
CASH - beginning of fiscal year		85,355,825
CASH - end of fiscal year	$	86,367,880

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid for income taxes	$24,885,571

See notes to financial statements.

ADP BROKER-DEALER, INC.
(A Wholly Owned Subsidiary of ADP Atlantic, LLC)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE FISCAL YEAR ENDED JUNE 30, 2022

	Common Stock	Total Paid-In Capital	Retained Earnings	Total Stockholder's Equity
BALANCE - JULY 1, 2021	$ 100,000	$ 24,713,758	$ 45,204,544	$ 70,018,302
Net income	-	-	73,274,985	73,274,985
Dividends paid to Parent	-	-	(75,000,000)	(75,000,000)
BALANCE - JUNE 30, 2022	$ 100,000	$ 24,713,758	$ 43,479,529	$ 68,293,287

See notes to financial statements.

ADP BROKER-DEALER, INC.
(A Wholly Owned Subsidiary of ADP Atlantic, LLC)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED JUNE 30, 2022

1. **ORGANIZATION AND BUSINESS DESCRIPTION**

    Organization — ADP Broker-Dealer, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company and ADP, LLC ("ADP" or the "Affiliate") are wholly owned subsidiaries of ADP Atlantic, LLC (the "Parent"), which is a wholly owned subsidiary of Automatic Data Processing, Inc.

    Business Description — The Company was formed to receive compensation from mutual fund companies on a shared compensation basis (marketing and distribution service fees and administrative and recordkeeping service fees). The Retirement Services division of the Affiliate provides 401(k) plans to existing and prospective clients of ADP. Those 401(k) plans offer securities of major mutual fund companies on a payroll deduction basis, through ADP. The Company does not solicit investments or handle customer funds and/or securities.

2. **ACCOUNTING POLICIES**

    Basis of Presentation — The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

    Use of Estimates in the Preparation of Financial Statements — The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets, liabilities, revenues and expenses during the reporting period. Management makes estimates regarding the collectability of receivables, deferred taxes, certain expenses, and other matters that affect reported amounts. Actual results could differ from the estimates included in the financial statements.

    Service Fee Revenue and Receivables —The Company recognizes revenue to depict the transfer of promised services to its customers (mutual fund companies) in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. To achieve that principle, the Company applies the following steps: identify the contract(s) with the customer, identify the performance obligations in the contract(s), determine the transaction price, allocate the transaction price to the performance obligations in the contract and recognize revenue when (or as) the entity satisfies a performance obligation.

The Company's agreements have legally enforceable terms of 30 days. Revenues are attributable to service fees for marketing and distributing (primarily 12b-1 fees) and service fees for administering and recordkeeping (primarily Sub TA fees) 401(k) plans on behalf of the customers.

Based upon similar operational and economic characteristics, the Company's service fees are disaggregated as these revenue categories depict how the nature, amount, timing, and uncertainty of its revenue and cash flows are affected by economic factors.

Marketing and distribution service fees (primarily 12b-1 service fees)
Consideration for 12b-1 service fees is variable and revenue is constrained because of factors outside the Company's control (such as the market value of the funds' shares at future points in time and the length of time the investor will remain invested in the funds). Uncertainty associated with the variable consideration is resolved and revenue is recognized upon determination of the asset value of the fund. The revenue is recognized over the performance period of the relevant contract. The Company recognized marketing and distribution service fees in the amount of $96,714,120 for the fiscal year ended June 30, 2022.

Administrative and recordkeeping service fees (primarily Sub TA service fees)
Consideration for administrative and recordkeeping service fees is variable and revenue is constrained because of factors outside the Company's control (such as the market value of the funds' shares at future points in time and the length of time the investor will remain invested in the funds) and recognized upon determination of the asset value of the fund. Administrative and recordkeeping service fees are recognized over the performance period of the relevant contract as the customer simultaneously receives and consumes the benefits of the services as the Company performs them. The output method is used to recognize the revenue as time elapsed (daily) portrays the service carried out by the Company for the customer. The Company recognized administrative and recordkeeping service fees in the amount of $65,730,598 for the fiscal year ended June 30, 2022.

Accounts receivable
The Company records a receivable when revenue is recognized prior to payment and there is an unconditional right to payment. The Company expects to collect consideration within 10 to 45 days of billing. We assess the collectability of revenues based primarily on the creditworthiness of the customer as determined by the customer's payment history. The Company maintains an allowance for bad debt reserve through percentages based on aging. The allowance is included in the net service fee receivable on the statement of financial condition.

Cash — All cash is on deposit in interest-bearing and non-interest-bearing accounts with major banks.

Fair Value of Financial Assets and Liabilities — The Company's financial assets and liabilities are recorded at amounts that approximate fair value. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The carrying amounts are recorded at these values because they are short-term in duration, have no defined maturity, or have market based interest rates. Such assets and liabilities include cash, service fee receivable, other assets, payable to Affiliate, and accrued expenses and other liabilities.

The Company uses a three-level classification hierarchy of fair value measurements that establishes the quality of inputs used to measure fair value.

Details for the descriptions of the three levels follow:

Level 1 — Inputs to the valuation methodology are unadjusted quoted market prices for identical assets or liabilities in active markets as of the valuation date.

Level 2 — Inputs to the valuation methodology are quoted market prices for similar assets and liabilities in active markets; quoted market prices for identical or similar assets or liabilities in markets that are not active; and inputs other than quoted prices that are observable for the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable and reflect the Company's own assumptions about the estimates market participants would use pricing the asset or liability based on the best information available in the circumstances (e.g., internally derived assumptions surrounding timing and amount of expected cash flows).

Cash is classified as Level 1 within the fair value hierarchy.

Service fee receivable and payable to affiliate are classified as Level 2 within the fair value hierarchy.

Other Assets – The Company has other assets which represent prepaid expenses primarily related to professional fees. The deferred tax asset balance is also included in other assets.

Accrued Expenses and Other Liabilities — The Company has accrued expenses and other liabilities which represent payments due for outside services performed and other various liabilities.

Expense Allocation — Substantially all the Company's expenses are recorded at ADP and are transferred to the Company or are allocated to the Company based upon allocation factors which estimate the use of goods or services. The primary factors used in the allocation process are licensed registered representatives as a percent of total headcount of the respective departments, and estimated asset-based revenue as a percent of total revenue on new sales. The allocated expenses include but are not limited to sales compensation, plan implementation, client and participant services, finance, compliance, legal, human resources, end-user computing, marketing, and other professional expenses.

Income Taxes — The results of operations of the Company are included in the consolidated federal income tax return of the Affiliate. The Company is allocated by the Affiliate a direct intercompany charge equivalent to taxes due on income as if it were filing a tax return on an individual company basis. This is pursuant to a tax sharing agreement.

The Company uses the asset and liability method in providing income taxes. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in financial statements or tax returns.

Dividend to Parent — As a wholly owned subsidiary, the Company from time-to-time, after evaluating its net capital levels and upon approval of the Board of Directors, makes cash dividends to the Parent.

3. **INCOME TAXES**

Income taxes are accounted for in accordance with ASC 740, Accounting for Income Taxes, which requires that deferred tax assets and liabilities be provided for all temporary differences between the book and tax basis of assets and liabilities. The Company has a deferred tax asset of $19,000 at June 30, 2022, which relates to a temporary difference due to the allowance for bad debt, and is included within the other assets line on the statement of financial condition. The difference between the federal statutory tax rate and the Company effective tax rate relates to state taxes.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in the Company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company applies a more-likely-than-not recognition threshold for all tax uncertainties as the Company is permitted to recognize only those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the taxing authorities. The Company did not have any unrecognized tax benefits or liabilities resulting from tax positions related to either the year ended June 30, 2022, or other periods. The Company does not expect any change in unrecognized tax benefits or liabilities within the next year.

ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Tax related interest and penalties would be included in the provision for income taxes on the statement of income of the Company. The Company had no interest and penalties included in the statement of financial condition and the statement of income as of and for the year ended June 30, 2022, respectively.

The ADP tax returns, which include the Company's activity, are routinely examined by the IRS and tax authorities in foreign countries in which it conducts business, as well as tax authorities in states in which it has significant business operations. The Company's activity is no longer subject to state and local examinations for fiscal years before 2012.

The provision for income taxes consists of the following for the year ended June 30, 2022:

Total provision for income taxes

Current:		
Federal	$	19,489,979
State and local		4,968,416
		24,458,395

Deferred:		
Federal		(11,818)
State and local		(3,051)
		(14,869)
Total provision for income taxes	$	24,443,526

4. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The rollforward of the allowance for doubtful accounts consisted of the following for the fiscal year ended June 30, 2022:

Balance at beginning of year	$	16,495
Current year provision		59,330
Balance at end of year	$	75,825

5. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. The rule also requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. At June 30, 2022, the Company had net capital of $43,992,775 which was $41,167,766 in excess of its required net capital of $2,825,008. The Company's ratio of aggregate indebtedness to net capital was 0.96 to 1 at June 30, 2022.

6. RELATED-PARTY TRANSACTIONS

Management Services Fees —As defined in the Management Services Agreement (the "Agreement") between the Company and ADP, the Company shall pay ADP, for each calendar quarter, a management services fee equal to 108% of ADP's allocated costs and expenses. The transfer pricing markup was determined at 8% of fully allocated costs and expenses.

The management services fees represent various expenses incurred directly and indirectly in the conduct of the Company's business such as sales compensation, plan implementation, client and participant services, finance, compliance, legal, human resources, end-user computing, marketing, and other professional expenses.

Income Taxes — The results of operations of the Company are included in the consolidated federal income tax return of the Affiliate. The Company is allocated by the Affiliate a direct intercompany charge equivalent to taxes due on income as if it were filing a tax return on an individual company basis. There is an income tax payable to the Affiliate in the amount of $24,458,395 at June 30, 2022.

Dividends to Parent — The Board of Directors approved and the Company paid dividends of $75,000,000 to the Parent during the year ended June 30, 2022.

7. RISK FACTORS

Cash: The Company maintains cash with more than one financial institution. The Company's policy is designed to limit exposure with any one financial institution. As part of its credit and risk management processes, the Company performs periodic evaluations of the relative credit standing of the financial institutions with whom it places funds. The Company also monitors the condition of the financial institutions with whom it places funds on an ongoing basis to identify any significant change in a financial institution's condition. If such a change takes place, the amounts deposited in such financial institutions may be adjusted.

Service fee receivable: Credit risk related to Service fee receivable involves the risk of nonpayment by the counterparty. Credit risk is diversified due to the large number of fund families comprising the Company's customer base. The Company also performs ongoing credit evaluations of the financial conditions of its customers and evaluates the delinquency status of the receivables.

A major natural disaster or catastrophic event could have a materially adverse effect on our business, financial condition, and results of operations, or have other adverse consequences. The COVID-19 outbreak has created, and such other events may create, significant volatility and uncertainty and economic and financial market disruption. The extent of any such impact depends on developments which are highly uncertain and cannot be predicted, including the duration and scope of the event; the governmental and business actions taken in response thereto; actions taken by the Company in response thereto and the related costs; the impact on economic activity and employment levels; the effect on our clients, prospects, suppliers and partners; our ability to sell and provide our solutions and services, including due to travel restrictions, business and facility closures, and employee remote working arrangements; the ability of our clients or prospects to pay for our services and solutions; and how quickly and to what extent normal economic and operating conditions can resume.

8. SUBSEQUENT EVENTS

The Company paid a dividend to the Parent on August 1, 2022 in the amount of $13,000,000.

The Company has evaluated all other events and transactions that occurred subsequent to June 30, 2022 through the date these financial statements were issued, and has determined there were no other events or transactions during such period which would require recognition or disclosure in these financial statements.

SUPPLEMENTAL SCHEDULES

ADP BROKER-DEALER, INC.
(A Wholly Owned Subsidiary of ADP Atlantic, LLC)

Schedule g

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF JUNE 30, 2022

TOTAL STOCKHOLDER'S EQUITY	$	68,293,287
NONALLOWABLE ASSETS:		
- Service Fee Receivable		(23,227,573)
- Prepaid Expenses		(1,053,939)
- Deferred Tax Asset		(19,000)
Total nonallowable assets		(24,300,512)
NET CAPITAL	$	43,992,775
NET CAPITAL REQUIREMENT		
(Greater of $5,000 or 6 2/3% of aggregate indebtedness)		2,825,008
EXCESS NET CAPITAL	$	41,167,766
AGGREGATE INDEBTEDNESS		
(Total aggregate indebtedness on the statement of financial condition)	$	42,375,105
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.96

NOTE: There is no material difference between the computation of net capital as computed above
and as reported by the Company in its unaudited Part III of Form X-17A-5 as of June 30, 2022.

ADP BROKER-DEALER, INC.
(A Wholly Owned Subsidiary of ADP Atlantic, LLC)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF JUNE 30, 2022

The firm has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to marketing, distribution, administrative, and recordkeeping services provided exclusively to mutual fund companies.